

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

> **Re: Lotus Technology Inc.**
> **Registration Statement on Form F-4**
> **Filed October 16, 2023**
> **File No. 333-275001**

Dear Qingfeng Feng:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed October 16, 2023

What is the effective underwriting fee that will be received by the underwriter for the IPO?, page 24

1.   We note the disclosure that CS has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Compensation of Directors and Executive Officers, page 340

2.   Please update the compensation disclosure for the most recently completed fiscal year.

Jurisdiction and Arbitration, page 363

3. We note section 7.6 of the deposit agreement filed as Exhibit 4.2 and the new disclosure on page 364 that the deposit agreement includes an exclusive jurisdiction provision and the right of the depositary to refer any claims brought for arbitration. Please disclose on page 364 and in the Risk Factors section how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders and address any question as to the enforceability of the arbitration provision. In addition, disclose in your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder. Finally, please disclose in your deposit agreement that the arbitration provisions do not apply to the federal securities laws.

Jury Trial Waiver, page 364

4. We note section 25 of the deposit agreement filed as Exhibit 4.2 and the new disclosure on page 364 that the deposit agreement includes a jury trial waiver which applies to claims under the federal securities laws. Please disclose in this section and in the Risk Factors section how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. In addition, disclose in your registration statement and the depositary agreement that despite agreeing to this provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.

Item 21. Exhibits and Financial Statement Schedules, page II-2

5. You indicate that you have redacted information from Exhibit 10.6 pursuant to Item 601(b)(10)(iv) of Regulation S-K, but it is not clear which information has been redacted. Please revise the exhibit to clearly show the redactions or correct the designation in the footnotes.

6. Please have counsel provide a final, executed version of Exhibit 5.2 in a pre-effective amendment to the proxy statement/prospectus.

General

7. Please provide us with any correspondence between CS and the target relating to CS's resignation.

8. Please provide us with the engagement letter between the target and CS. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

9.   Disclose whether CS provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why CS was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that CS has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Shu Du, Esq.